

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

April 1, 2011

Mr. Thomas Willis
Chief Executive Officer
Great Spirits, Inc.
3107 Fall Creek Highway
Granbury, TX 76049

      RE: **Great Spirits, Inc.**
             Item 4.01 Form 8-K
             Filed March 29, 2011
             File No. 0-52997

Dear Mr. Willis:

      We have completed our review of your Form 8-K and related filings and do not have any further comments at this time.

                Sincerely,

                Larry Spirgel
                Assistant Director